June 23, 2008

VIA FAX AND EDGAR

Mr. Chris White
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:	Largo Vista Group, Ltd. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 14, 2008 File No. 0-30426

Dear Mr. White:

This will acknowledge receipt of your letter of comment dated June 2, 2008 with regard to the above referenced filing. Our responses reference your comment numbers as follows:

Comment 1

During the fiscal years 2002 and 2003, the Company entered into two contracts with Zunyi Municipal Government (“Government”) to design and install LPG pipeline systems in the residential areas of Zunyi, China. Although the Company was contracted by Government, and theoretically should collect the installation fees from Government and record the full contracted prices as revenues upon completion of the constructions, the Company informally accepted the arrangement in which Government paid to the Company 50% of the total contracted installation price and that the Company had to collect the remaining 50% of contract price directly from the end users (households in the pipeline residential areas).  The Company could have pursued Government to pay the total contracted price in full, but chose not to do so, because in addition to the one-time installation fees, the contracts provided for the Company to be the sole LPG supplier for all the households in those residential areas, and the contracts may also lead to more business opportunities with Government.

The pipeline projects serve residential areas similar to large apartment or condominium complexes in the United States. Because the Company has the exclusive right to deliver LPG to these buildings, as the units are occupied the occupants will subscribe their LPG from the Company and the installation fees will also be paid. Other than the 50% of total contracted installation fees already received from Government, the collection of the remaining 50% of installation fees from the end users largely depends on the occupancy of the units in those buildings and residential areas. In addition, a small percentage of households may elect to use bottled LPG or other sources of utilities instead of subscribing LPG from the Company, the installation (hook up) fees most likely will not be collected in this case. The Company management therefore has determined that the collectibility and length of time to collect the amount due from customers can not be reasonably assured.  Accordingly, revenues in connection with the installation (hook-up) fees of these pipelines were recognized only as collected.

While the Company believes its policy accounting for and disclosing the pipeline contracts are reasonable, the revenue recognition in connection with the pipelines projects will be disclosed in greater detail in the Company’s future filings.

Comment 2

Our independent registered accounting firm has advised us that while based in Virginia, the firm is also licensed and is in good standing to practice accounting in California (California Board of Accountancy license No. 7199). The firm does not utilize an affiliate in connection with the audit of the Company’s operations in Zunyi, China.  One of the firm’s senior accountants visited the Zunyi operations in connection with the audit of the Company’s December 31, 2007 financial statements and completed certain planned audit procedures under the supervision of firm personnel in its Virginia office.  The accountant’s work papers and conclusions were subsequently reviewed by a firm supervisor and partner in the Virginia office prior to the issuance of the firm’s audit report.

The Company acknowledges that:
  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact me.  Thank you.

Yours truly,

/s/ Denise Deng
Denise Deng
LARGO VISTA GROUP, LTD.